FORM 11-K


             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



( X ) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the year ended December 31, 1994


(   ) ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
      OF 1934

For the transition period from  ______________ to ______________

                         Commission file number   0-3041

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             JUSTIN INDUSTRIES, INC.
                              2821 West 7th Street
                             Fort Worth, Texas 76107


                                   SIGNATURES

   The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                     JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
                                         (Name of Plan)



                         /S/ RICHARD J. SAVITZ
                              (Signature)
                         Richard J. Savitz
                         Vice President-Finance


July 13, 1995

- -------------------------------------------------------------------------------

ERNST & YOUNG LLP
REPORT OF INDEPENDENT AUDITORS


Plan Participants
Justin Industries, Inc.
Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for plan benefits of Justin Industries, Inc. Employee Stock Ownership Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Justin Industries, Inc. Employee Stock Ownership Plan at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1994 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in
Note 7 to the financial statements is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                               /S/ ERNST & YOUNG LLP


Fort Worth, Texas
July 10, 1995

- -------------------------------------------------------------------------------

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                 Statements of Net Assets Available for Benefits

                                                           December 31,
                                                   ----------------------------
                                                       1994            1993
                                                   ------------    ------------
Assets:
  Cash and cash investments                         $       101     $     2,522
  Participants' contributions receivable                323,465               -
  Company contribution receivable                     1,239,219               -
  Dividends and interest receivable                     118,207         118,898
  Investments, at fair value:
    Common stock of Justin Industries, Inc.
         ($17,188,378 cost and 2,937,819 shares in
      1994, $15,913,437 cost and 2,972,443 shares
      in 1993)                                       34,886,595      43,843,534
    Mutual funds:
      Merrill Lynch Growth Fund                         186,099               -
      Merrill Lynch Global Allocation Fund              124,181               -
      Merrill Lynch Capital Fund                         58,961               -
    Money market fund:
      Merrill Lynch Retirement Preservation Trust        48,599               -
                                                    -----------     -----------
        Total investments                            35,304,435      43,843,534
                                                    -----------     -----------
          Total assets                               36,985,427      43,964,954
Liabilities:
  Cash advances from the Company                              -         165,688
  Other payables                                              -         853,099
  Participants' contributions refundable                115,196               -
                                                    -----------     -----------
          Total liabilities                             115,196       1,018,787
                                                    -----------     -----------
Net assets available for plan benefits              $36,870,231     $42,946,167
                                                    ===========     ===========


         Statements of Changes in Net Assets Available for Plan Benefits

                                                     Year Ended December 31,
                                                 ------------------------------
                                                     1994              1993
                                                 -------------    -------------
Investment income (loss):
  Dividends and interest                         $    473,438     $    440,034
  Net depreciation in fair value of investments    (8,471,738)     (11,077,780)
                                                 ------------     ------------
          Total investment loss                    (7,998,300)     (10,637,746)
Contributions:
  Participants                                      2,946,556        2,432,410
  Company                                           1,239,219          896,070
                                                 ------------     ------------
          Total contributions                       4,185,775        3,328,480
Participants' withdrawals                          (2,263,411)      (5,550,854)
                                                 ------------     ------------
                                                   (6,075,936)     (12,860,120)
Net assets available for plan benefits at
beginning of year                                  42,946,167       55,806,287
                                                 ------------     ------------
Net assets available for plan benefits at end
  of year                                        $ 36,870,231     $ 42,946,167
                                                 ============     ============


                             See accompanying notes.

- -------------------------------------------------------------------------------

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                          Notes to Financial Statements


1.  DESCRIPTION OF PLAN

The following description of the Justin Industries, Inc. (the Company) Employee Stock Ownership Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

a. General. All employees (except those employees covered under collective bargaining agreements that do not provide for plan participation) of participating employers are eligible to participate in the Plan beginning on January l or July l after each employee has completed one year of
     service and reached the age of twenty-one.   The Plan is subject to the
     provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

b.   Contributions. The Plan is funded by two types of contributions:

       Employee voluntary pre-tax contributions through salary deferrals, limited to 15 percent of each employee's eligible earnings, but not more than the maximum allowed by law. The maximum employee contribution was $9,240 in 1994 and $8,994 in 1993.

       Company matching contributions are equal to a percentage of each employee's voluntary pre-tax contributions up to 5 percent of the employee's eligible earnings. The Board of Directors annually determines the matching percentage. In 1994, all employees' contributions were matched at 50 percent up to $7,500. In 1993, eligible contributions by "highly compensated" and "non-highly compensated" employees, as defined by the Internal Revenue Code, were matched 25 percent and 50 percent, respectively, up to $8,994.

c. Participants' Accounts. Each participant's account is credited with the employee's contribution and an allocation of the Company's contribution and investment earnings. Allocations are based on participants' earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

d. Vesting. Participants have a fully vested, nonforfeitable right to employee contributions. Company matching contributions are fully vested and nonforfeitable once allocated.

e. Investment Options. Employee contributions prior to September 1, 1994 and all Company matching contributions are invested in Company common stock. Subsequent to September 1, 1994, participants direct investments from employee contributions among a combination of Company common stock and any of the following four investment funds.

       Merrill Lynch Growth Fund - Funds are invested in shares of a registered investment company that invests primarily in equity securities. Merrill Lynch Global Allocation Fund - Funds are invested in shares of a registered investment company that invests primarily in U.S. and foreign equity, debt and money market securities.
       Merrill Lynch Capital Fund - Funds are invested in shares of a registered investment company that invests primarily in equity, debt and convertible securities.
       Merrill Lynch Retirement Preservation Trust - Funds are invested in shares of a registered investment company that invests primarily in guaranteed investment contracts, U.S. government agency securities and money market securities.

- -------------------------------------------------------------------------------

f. Payment of Benefits. Withdrawals of employer contributions from the Plan by participants can be made at normal retirement (age 65), early retirement (age 55), when a participant dies, becomes disabled or a break in service occurs. Distributions upon withdrawal are made in accordance with the plan document.

2.  SUMMARY OF ACCOUNTING POLICIES

The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The Company stock is valued at its quoted market price. Gains and losses on the sale of investments are accounted for on an average cost basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Contributions by participants and participating employers are accounted for on the accrual basis once determined. Benefit payments are recorded when paid.

3.  PLAN AMENDMENTS

During 1994, the Plan was amended to allow for additional investment options other than Company common stock for employee contributions after September 1, 1994. Participants' contributions prior to September 1, 1994, except for certain amounts subject to diversification provisions provided by ERISA, and all Company matching contributions are invested in Company stock.

During 1994, the Plan was amended to conform with the Tax Reform Act of 1986. The primary effect on the Plan of this amendment was the limitation on eligible compensation to $150,000 for non-discrimination testing purposes.

4.  TAX STATUS OF PLAN

The Plan is subject to the provisions of Internal Revenue Code Section 401(k), whereby the participants' pre-tax contributions are made through a written salary deferral election. The Plan also includes a provision whereby the Plan's Administrative Committee may direct the Trustee to incur debt obligations to finance the acquisition of Company common stock for the Plan. A favorable determination letter of qualification was received on October 26, 1994, from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code, as amended. As such, the Plan is exempt from federal income tax, and participants' voluntary pre-tax contributions, Company matching contributions, investment income and realized gains (losses) are not taxable to participants until withdrawal. Cash withdrawals are generally taxable to participants in the year of withdrawal. The net unrealized appreciation on withdrawals of Company common stock is generally not taxable to participants until the stock is sold. Once qualified, the Plan is required to operate in conformity with regulations promulgated by the Department of the Treasury and the Department of Labor to maintain its qualified status. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's tax status.

5.  PARTICIPANTS' CONTRIBUTIONS REFUNDABLE

As a result of non-discrimination testing on 1994 contributions, certain "highly compensated" employees received refunds of 1994 excess contributions in 1995. Such amounts have been accrued in the accompanying financial statements as a liability of the Plan as of December 31, 1994.

6.  ADMINISTRATIVE EXPENSES

All expenses of Plan administration may be paid out of Plan assets unless paid by the Company at its discretion. In 1994 and 1993, the Company elected to pay directly all administrative expenses of the Plan with the exception of brokerage commissions and transfer taxes on stock purchases, which are included in the cost of the stock purchased, and in 1994, the Trustee's check processing fees on withdrawals, which were paid by participants.

7.  INVESTMENT ACTIVITY

Net assets available for benefits at the end of 1994 and changes in net assets available for benefits for the year ended December 31, 1994 by funds (fund information) are as follows:


                                                                                              Non-
                                              Participant Directed                         Participant
                                                                                            Directed
- ----------------------------------------------------------------------------------------- -------------
                                 Merrill Lynch                Merrill Lynch    Justin        Justin
                                     Global                     Retirement    Industries,   Industries,
                   Merrill Lynch  Allocation    Merrill Lynch Preservation   Inc. Common   Inc. Common
                    Growth Fund      Fund       Capital Fund      Trust         Stock         Stock         Other         Total
                   ------------- -------------  ------------- ------------- ------------- ------------- ------------- -------------
Dividends and
  interest          $   2,366     $   3,939      $   2,028     $     368     $       489   $   346,041   $   118,207   $   473,438
Net depreciation
  of fair value of
  investments          (7,331)       (5,736)        (2,295)            -       1,476,971    (9,933,347)            -    (8,471,738)
Contributions:
  Participants'       192,850       126,533         59,897        47,218         733,475     1,578,314       208,269     2,946,556
  Company                   -             -              -             -               -             -     1,239,219     1,239,219
Participants'
  withdrawals            (851)         (555)          (262)          (87)         (2,129)   (2,259,527)            -    (2,263,411)
Interfund
  transfers              (935)            -           (407)        1,100         883,815      (883,674)          101             -
                    ---------     ---------      ---------     ---------     -----------   -----------   -----------   -----------
                      186,099       124,181         58,961        48,599       3,092,621   (11,152,193)    1,565,796    (6,075,936)
Net assets at
  beginning of
  year                      -             -              -             -               -    42,946,167             -    42,946,167
                    ---------     ---------      ---------     ---------     -----------   -----------   -----------   -----------
Net assets at end
  of year           $ 186,099     $ 124,181      $  58,961     $  48,599     $ 3,092,621   $31,793,974   $ 1,565,796   $36,870,231
                    =========     =========      =========     =========     ===========   ===========   ===========   ===========

The Plan's investment activity for each of the two years ended December 31 (including investments bought and sold, as well as held during the year) depreciated in fair value as shown below. The 1993 investments consist only of Company common stock:

                                                     Year Ended December 31,
                                                   ---------------------------
                                                       1994            1993
                                                    ----------      ----------

Realized gain on sales of investments:
  Proceeds from sales of investments               $ 3,117,865     $ 5,440,524
  Cost of investments                                1,342,418       1,207,271
                                                   -----------     -----------
    Realized gain                                  $ 1,775,447     $ 4,233,253
                                                   ===========     ===========

Unrealized depreciation on investments:
  Unrealized appreciation at beginning of year    $ 27,930,097    $ 43,241,130
    Net unrealized depreciation during the year    (10,247,185)    (15,311,033)
                                                  ------------    ------------
  Unrealized appreciation at end of year          $ 17,682,912    $ 27,930,097
                                                  ============    ============

As of December 31, 1994 and 1993, the only asset that represents 5% or more of the Plan's net assets was the Company's common stock. The net depreciation in the fair value of the Company's common stock in 1993 was $11,077,780.

- -------------------------------------------------------------------------------

8.  PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

9.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The Department of Labor (DOL) requires realized and unrealized gains (losses) to be calculated in a different manner than required by generally accepted accounting principles. Realized and unrealized losses using the DOL's method for 1994 amounted to $255,934 and $8,215,804, respectively.

In addition, 1994's net assets available for benefits is $340,216 less and participants' withdrawals is $340,216 more per Form 5500 than shown in the accompanying financial statements. These differences are due to the DOL's requirements for Form 5500 to accrue withdrawals processed and approved for payment prior to December 31, 1994 but not yet paid as of that date.

- -------------------------------------------------------------------------------

              JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                 Schedule of Assets Held for Investment Purposes
                                December 31, 1994

                                      Par Amount/
                                        Shares/
           Description                   Units         Cost         Fair Value
- ---------------------------------    ------------   -----------    -----------


Merrill Lynch Growth Fund for
Investment and Retirement                10,640     $   193,405    $   186,099

Merrill Lynch Global Allocation
Fund,Inc.                                10,154         129,914        124,181

Merrill Lynch Capital Fund, Inc.          2,294          61,227         58,961

Merrill Lynch Retirement
Preservation Trust                       48,599          48,599         48,599

Justin Industries, Inc.
Common Stock                          2,937,819      17,188,378     34,886,595
                                                    -----------    -----------


                                                    $17,621,523    $35,304,435
                                                    ===========    ===========

- -------------------------------------------------------------------------------

                                         JUSTIN INDUSTRIES, INC. EMPLOYEE STOCK OWNERSHIP PLAN

                                                  Schedule of Reportable Transactions
                                                      Year Ended December 31, 1994
                                              Number of      Number of      Purchase       Selling        Cost of      Net Gain
           Description of Assets             Transactions     Shares         Price        Price (1)      Asset (1)      (Loss)
- ------------------------------------------   -------------  -----------  -------------  -------------  -------------  -----------
Category (iii) - series of transactions in
  excess of 5% of plan assets:

Justin Industries, Inc. Common Stock              14           118,414     $1,547,587    $        -     $1,547,587     $      -

Justin Industries, Inc. Common Stock               6            60,749     $        -    $  750,979     $  391,563     $359,416

Institutional Liquid Assets
U. S. Government Securities                       19         1,155,732     $1,155,732    $        -     $1,155,732     $      -

Institutional Liquid Assets
U. S. Government Securities                       13         1,151,485     $        -    $1,151,485     $1,151,485     $      -

(1) - Also represents market value at date of transaction.

Note:  All transactions were made on the market.  There were no category (i),
(ii), or (iv) reportable transactions during 1994.
